MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5 th Avenue S.W.
Calgary, Alberta T2P 0L4
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

August 23, 2004

3.	News Release

A press release dated August 23, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCN Newswire (Canada and U.S. disclosure package) on August 23, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On August 23, 2004, TransGlobe announced the results from the Al Hareth #1 exploration well on Block S-1 in the Republic of Yemen and an update on Canadian drilling activity.

The Al Hareth #1 exploration well was drilled to a total depth of 1,400 meters (4,239 feet) and was abandoned. The primary target, the Alif reservoir sandstone, was encountered however the open hole well logs did not indicate commercial hydrocarbons were present. Evaluations of core analysis, fluid analysis and petrophysical interpretation will be carried out to determine if additional work on the Al Hareth structure is warranted. To date, the Block S-1 Joint Venture group has drilled seven wells in 2004 program resulting in six oil wells (five producing oil wells at An Nagyah and one potential oil well at Harmel). The drilling rig is now moving to the An Nagyah field to resume additional development drilling at An Nagyah #10. In addition to continued An Nagyah development drilling, it is anticipated that one additional exploration well may be drilled prior to year end.

In Canada, the Company commenced its third quarter drilling program in early August with two drilling rigs, resulting in three (2.5 net) potential gas wells (Nevis, Gadsby and Cynthia) and one well drilling (Cynthia). To date, the Company participated in drilling nine wells (6.6 net) resulting in seven gas wells, one oil well and one D&A well for an overall success rate of 89% in 2004. In addition to the well currently drilling, four to five more wells are expected to be drilled during the next few months. All of the prospects are natural gas focused and are located in Central Alberta, which generally affords year round access.

5.	Full Description of Material Change

See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

August 23, 2004

News From...	Suite 2900, 330 – 5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
OPERATIONS UPDATE
TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Monday, August 23, 2004 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") announces the results from the Al Hareth #1 exploration well on Block S-1 in the Republic of Yemen and an update on Canadian drilling activity.

BLOCK S-1, REPUBLIC OF YEMEN (25% Working Interest)
The Al Hareth #1 exploration well was drilled to a total depth of 1,400 meters (4,239 feet) and was abandoned. The primary target, the Alif reservoir sandstone, was encountered however the open hole well logs did not indicate commercial hydrocarbons were present. Evaluations of core analysis, fluid analysis and petrophysical interpretation will be carried out to determine if additional work on the Al Hareth structure is warranted.

To date, the Block S-1 Joint Venture group has drilled seven wells in 2004 program resulting in six oil wells (five producing oil wells at An Nagyah and one potential oil well at Harmel). The drilling rig is now moving to the An Nagyah field to resume additional development drilling at An Nagyah #10. In addition to continued An Nagyah development drilling, it is anticipated that one additional exploration well may be drilled prior to year end.

CANADA
In Canada, the Company commenced its third quarter drilling program in early August with two drilling rigs, resulting in three (2.5 net) potential gas wells (Nevis, Gadsby and Cynthia) and one well drilling (Cynthia).

To date, the Company participated in drilling nine wells (6.6 net) resulting in seven gas wells, one oil well and one D&A well for an overall success rate of 89% in 2004. In addition to the well currently drilling, four to five more wells are expected to be drilled during the next few months. All of the prospects are natural gas focused and are located in Central Alberta, which generally affords year round access.

TransGlobe is a growth oriented international exploration and production Company with its corporate office in Calgary, Alberta, Canada. TransGlobe has achieved a production growth rate of 38% per year over the past three years and expects to produce an average of 3,600 Boepd during 2004. TransGlobe is well positioned for continued growth with interests in three production sharing agreements in the Republic of Yemen (two producing, one exploration), one exploration concession in the Arab Republic of Egypt and producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:
Ross G. Clarkson, President & C.E.O.
- or -
s/s Lloyd W. Herrick	Lloyd W. Herrick, Vice President & C.O. O.
Executive Offices: #2900, 330 – 5th Avenue, S.W.,
Calgary, AB T2P 0L4
Lloyd W. Herrick	Tel: (403) 264 -9888 Fax: (403) 264-9898